UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File No: 001-13739

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Tucson Electric Power Company 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNS Energy Corporation
88 East Broadway Boulevard
Tucson, AZ 85701

Tucson Electric Power Company
401(k) Plan
Index

Page(s)

Required Information	3

Report of Independent Registered Public Accounting Firm	4

Financial Statements

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	14

Signature Page	16

Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REQUIRED INFORMATION
The Tucson Electric Power Company 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1 – 3 of Form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2013, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.
The written consent of PricewaterhouseCoopers LLP with respect to the financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Tucson Electric Power Company 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Tucson Electric Power Company 401(k) Plan (the “Plan”) at December 31, 2013 and December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Phoenix, AZ
June 27, 2014

Tucson Electric Power Company
401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
	Thousands of Dollars
Assets
Investments at Fair Value	$242,051	$206,015
Receivables:
Notes Receivable from Participants	7,703	7,131
Employer Contributions	147	124
Participant Contributions	352	303
Receivables for Securities Sold	88	—
Total Receivables	8,290	7,558
Net Assets Available for Benefits, at Fair Value	250,341	213,573
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(110)	(236)
Net Assets Available for Benefits	$250,231	$213,337
The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2013
Thousands of Dollars
Additions:
Investment Income:
Interest and Dividend Income	$7,021
Net Appreciation in Fair Value of Investments	36,339
Fee Income	245

Total Investment Income	43,605

Interest Income on Notes Receivable from Participants	397

Contributions:
Employer	5,583
Participant	12,665
Participant Rollovers	896

Total Contributions	19,144

Total Additions	63,146

Deductions:
Benefits Paid to Participants	26,001
Fee Expense	245
Administrative Expenses	6

Total Deductions	26,252

Net Increase	36,894
Net Assets Available for Benefits:
Beginning of Year	213,337

End of Year	$250,231
The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements

1. DESCRIPTION OF PLAN
The following description of the Tucson Electric Power Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
All regular employees of Tucson Electric Power Company (Plan Sponsor) and participating subsidiaries of UNS Energy Corporation (UNS Energy), the parent company of the Plan sponsor, (collectively, the Company), who are employed by the Company on or after January 1, 1985, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Pending Merger of UNS Energy
In December 2013, UNS Energy entered into an agreement and plan of merger with a subsidiary of Fortis Inc, (Fortis) for $60.25 per share of Common Stock in cash. Fortis is the largest investor-owned gas and electric distribution utility in Canada. Following the merger, UNS Energy will continue as a wholly-owned subsidiary of Fortis. The Boards of Directors of each of UNS Energy and Fortis have approved the merger. UNS Energy's shareholders approved the merger in March 2014. In April 2014, the Federal Energy Regulatory Commission (FERC) approved the merger. The merger is subject to various closing conditions, including approval of the Arizona Corporation Commission (ACC).  The merger, if approved, is expected to close by the end of 2014.
Administration
The Company’s Pension Committee (the Plan Administrator), comprised of three or more employees, administers the Plan. Fidelity Management Trust Company (the Trustee) serves as trustee of all Plan investments. Fidelity Workplace Services LLC, serves as recordkeeper for the Plan. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments as they are paid through revenue sharing, rather than direct payment. The Company funds the Plan’s other administrative costs, except for loan administrative fees and brokerage account fees. Loan administrative fees and brokerage account fees are paid directly by the participants out of their accounts and recorded as administrative expenses on the statement of changes in net assets available for benefits. References to "we" and "our" are to the Plan Administrator.
Contributions
Upon admission to the Plan, participants may contribute, by way of payroll deductions, a percentage of their pre-tax compensation, up to but not in excess of the lesser of Plan limits or Internal Revenue Code (IRC) limits ($17,500 for 2013 and $17,000 for 2012). Additional catch-up contributions by participants age 50 and above may not exceed IRC limits ($5,500 for both 2013 and 2012). Beginning in 2013, the Plan also allows Roth IRA (after-tax) contributions. Participants may direct their contributions to be invested entirely into any one of the individual investment funds or, in multiples of 1%, into any combination of these funds. Contributions are subject to certain limitations.
The Plan also allows for rollovers from participants’ other external qualified plans described in Sections 401(a) and 403(a) of the IRC and certain types of Individual Retirement Accounts (Qualified Rollovers) into the Plan. Qualified Rollovers are accounted for as participant contributions in a separate account of the participant, and are directed in the same manner as discussed above for participant contributions.
For each payroll period during the year ended December 31, 2013, the Company made matching contributions to each participant’s account in an amount equal to a percentage of the participant’s compensation as defined by the Plan for that payroll period subject to certain limitations, including the amount contributed to the Plan. Participants direct the investment of such Company contributions in the same manner as discussed above for participant contributions. The Board of Directors of Tucson Electric Power Company has the discretion each year to establish the formula for Company matching contributions subject to the provisions of the Plan.

Notes Receivable from Participants
Note amounts shall not exceed the lesser of $50,000 or 50% of the vested balance of the participant’s accounts at the date of the note. Note terms may not exceed five years, except notes used to purchase a principal residence, which may have a term up to

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements (Continued)

15 years. Note repayments are made every two weeks through payroll deductions and are considered to be in default if payments are not made for any consecutive three-month period. When a participant fails to repay a note in full, the value of the participant's account is immediately reduced by the amount of unpaid principal and interest and/or any distribution is reduced by the amount of the remaining unpaid principal and interest. Each note is secured by the balance of the participant’s account and bears a fixed rate of interest of the prime rate at note origination plus 2.00%. Interest rates ranged from 5.25% to 10.25% in 2013 and 5.25% to 11.50% in 2012.
Distributions
A participant’s account becomes distributable upon termination of employment, total disability, death, or retirement. The amount distributable to a participant or beneficiary is equal to the balance in the account valued as of the most recent date preceding such distribution as the Trustee can determine. Benefits payable to a participant or the beneficiary are generally paid in a cash lump sum, although distributions of investments in the UNS Energy Stock Fund may be taken in the form of UNS Energy common stock.
Under certain conditions, a participant may withdraw all or a portion of his or her account while still employed by the Company. Withdrawals from a participant’s account are only permitted (i) once per plan year for participants who have attained age 59-1/2 or (ii) in the event of a participant’s financial hardship as defined in the Plan. The amount which may be withdrawn in the case of a participant’s financial hardship may not exceed the amount needed and is subject to the approval of the Plan Administrator.
Investments
Participants may direct the investment of their compensation deferral contributions, Company matching contributions, and rollover contributions in a variety of investment vehicles comprised of common stocks, mutual funds, money market funds, and common collective funds. The Plan is intended to comply with Section 404(c) of ERISA.
Vesting
A participant’s interest in each of his or her accounts is 100% vested at all times.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. Upon termination of the Plan, the accounts under the Plan will be valued and distributed to participants at the time of such termination, subject to the provisions of ERISA.

2. SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with generally accepted accounting principles in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, we also disclose contract value because contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements (Continued)

net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Employer and participant contributions are recognized on an accrual basis.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. Notes receivable from participants that are in default are reclassified as distributions based upon the terms of the Plan documents.
Payment of Benefits
Benefits are recorded when paid.
Fee Income and Expenses
In the event that recordkeeping revenue received in connection with plan services under revenue sharing arrangements exceeds agreed upon compensation levels, such excess revenue is deposited to a suspense account and allocated to accounts of eligible participants. Administrative expense refunds, and the corresponding administrative expenses, are recognized on a gross basis on the statement of changes in net assets available for benefits.
Subsequent Events
Management evaluated subsequent events through the date the financial statements were issued.

3. FAIR VALUE MEASUREMENTS
We categorize Plan assets and liabilities at fair value into the three-level hierarchy based on inputs used to determine the fair value measurement. Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in an active market. Level 2 inputs include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and pricing models whose inputs are observable. Level 3 inputs are unobservable and are supported by little or no market activity.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. There were no transfers between levels 1, 2, or 3 during the year ended December 31, 2013. The Plan did not have level 3 assets or liabilities at December 31, 2013 or December 31, 2012.
The fair value of common stocks is determined using the closing market price on the exchange in which the individual securities are traded. The fair value of mutual funds and unit investment trusts is determined using the net asset value of the shares held by the Plan at year-end. Certificates of deposit are short term in nature and their cost approximates their fair value.
The Plan holds investments in Fidelity Managed Income Portfolio (MIP), a commingled pool and Common Collective Trust fund (CCT), with the objective of preserving principal while earning interest income. The MIP is not actively traded on an exchange and active market, however, the fair value of the MIP at the Plan’s year end is determined by using the net asset value of units, as provided by the trustee, as a practical expedient to estimate fair value. The participants transact at contract value and can redeem at net unit value on the same day. Redemptions of units are recorded upon receipt of unitholders' instructions in good order.
The MIP and Fidelity Retirement Money Market Portfolio have provisions which prevent exchanges to competing funds for 90 days. The Plan’s management is not aware of the occurrence, or likely occurrence, of any events which would limit the Plan’s ability to transact at contract value daily.
The preceding valuation methods described may produce an estimate of fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements (Continued)

The following tables set forth by level within the fair value hierarchy the Plan’s assets at fair value:

	Level 1	Level 2	Total
	December 31, 2013
	Thousands of Dollars
Mutual Funds
U.S. Equity	$110,419	$—	$110,419
Target Date Lifecycle	57,050	—	57,050
Money Market	18,643	—	18,643
Intermediate Bond	9,233	—	9,233
Corporate Bond	6,051	—	6,051
International Equity	8,999	—	8,999
Other	2,967	—	2,967
Total Mutual Funds	213,362	—	213,362
Common Stock
UNS Energy	12,336	—	12,336
Other	6,205	—	6,205
Total Common Stock	18,541	—	18,541
Cash	2,654	—	2,654
Certificates of Deposit	—	60	60
Stable Value Fund (a CCT)	—	7,262	7,262
Unit Investment Trusts	—	172	172
Total Investments at Fair Value	$234,557	$7,494	$242,051

	Level 1	Level 2	Total
	December 31, 2012
	Thousands of Dollars
Mutual Funds
U.S. Equity	$85,912	$—	$85,912
Target Date Lifecycle	45,870	—	45,870
Money Market	21,752	—	21,752
Intermediate Bond	10,923	—	10,923
Corporate Bond	7,388	—	7,388
International Equity	6,841	—	6,841
Other	1,533	—	1,533
Total Mutual Funds	180,219	—	180,219
Common Stock
UNS Energy	9,058	—	9,058
Other	5,391	—	5,391
Total Common Stock	14,449	—	14,449
Cash	2,845	—	2,845
Stable Value Fund (a CCT)	—	8,252	8,252
Unit Investment Trusts	—	250	250
Total Investments at Fair Value	$197,513	$8,502	$206,015

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements (Continued)

4. INVESTMENTS
The following investments represented 5% or more of the Plan’s net assets:

	December 31,
	2013	2012
Units in Thousands	Thousands of Dollars
Fidelity Growth Company Fund 337 and 349 units, respectively	$40,397	$32,515
T Rowe Price Blue Chip Growth Fund 359 and 369 units, respectively	23,220	16,823
Fidelity Retirement Money Market Portfolio 18,643 and 21,752 units, respectively	18,643	21,752
Fidelity Equity Income Fund 274 and 294 units, respectively	16,088	13,812
Fidelity Intermediate Bond Fund 853 and 980 units, respectively(1)	9,233	10,923

(1) Investment at December 31, 2013 did not meet the 5% threshold and was included for comparability purposes only.

The Plan’s investments appreciated (including realized and unrealized gains (losses) on investments purchased and sold, as well as held during the year) in value as follows:

Year Ended
December 31, 2013
Thousands of Dollars
Mutual Funds - Managed by Trustee	$24,560
Mutual Funds - Not Managed by Trustee	8,022
UNS Energy Common Stock	3,736
Common Stock	21
Net Appreciation in Fair Value of Investments	$36,339

5. INVESTMENT RISK
At December 31, 2013 and 2012, the Plan’s assets consisted primarily of investments in securities, including UNS Energy common stock, mutual funds, common collective trusts, and cash. Investment securities are exposed to various risks such as interest rate, market, credit risks, and increases in defaults. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

6. TAX STATUS
The Plan is qualified under Section 401 of the IRC and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated February 7, 2012, was received from the Internal Revenue Service (IRS). Therefore, no provision for income taxes is included in the Plan’s financial statements.
There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. We believe the Plan is no longer subject to IRS or state tax examinations for years prior to 2010.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements (Concluded)

7. RELATED PARTY TRANSACTIONS
The fair value of the Plan’s investments in shares of mutual funds managed by the Trustee were $171,820,747 at December 31, 2013, and $156,232,092 at December 31, 2012. The fair value of the Plan’s investment in common stock of UNS Energy was $12,336,496 at December 31, 2013, and $9,058,311 at December 31, 2012. These investments qualify as party-in-interest transactions for which a statutory exemption exists.

Fees paid by the Plan for the Fidelity investment management services amounted to $5,739 for the year ended December 31, 2013. Revenue sharing income and expense of $245,469 was recognized during 2013.

The Trustee invests in UNS Energy common stock in accordance with the provisions of the Plan. The following is a summary of transactions in UNS Energy common stock:

Year Ended
December 31, 2013
Thousands
Cost of Shares Purchased	$2,204
Number of Shares Purchased	46
Proceeds from Shares Sold	$2,662
Number of Shares Sold	53

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Year Ended
December 31, 2013
Thousands of Dollars
Net Increase in Assets	$36,894
Less: Prior Year Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(236)
Add: Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	110

Net Increase in Assets per Form 5500	$36,768

	December 31,
	2013	2012
	Thousands of Dollars
Net Assets Available for Benefits per Financial Statements	$250,231	$213,337
Add: Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	110	236
Net Assets per Form 5500	$250,341	$213,573

Supplemental Schedule

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2013

(amounts in thousands)

(a)	(b)	Identity of Issuer, Borrower, Lessor or Similar Party	(c)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)	Cost **	(e)	Current Value
*		Fidelity Growth Company Fund		337 units of a mutual fund				$40,397
		T Rowe Price Blue Chip Growth		359 units of a mutual fund				23,220
*		Fidelity Equity Income Fund		274 units of a mutual fund				16,088
*		Fidelity Retirement Money Market Portfolio		18,643 units of a mutual fund				18,643
*		Fidelity Low-Price Stock Fund		222 units of a mutual fund				10,994
*		Fidelity Managed Income Portfolio		7,153 units of an open-ended commingled pool (common collective trust)				7,262
*		Fidelity Intermediate Bond Fund		853 units of a mutual fund				9,233
*		Fidelity Spartan 500 Index – Institutional		135 units of a mutual fund				8,818
***		BrokerageLink Account		A self-directed investment fund				12,045
*		UNS Energy Common Stock		206 shares of common stock				12,336
*		Fidelity Diversified International Fund		207 units of a mutual fund				7,632
		Janus Flexible Bond Fund Class I		583 units of a mutual fund				6,050
		Franklin Utilities A		211 units of a mutual fund				3,152
		American Beacon Small Cap Value Fund		162 units of a mutual fund				4,411
*		Fidelity Small Cap Stock		96 units of a mutual fund				2,012
*		Fidelity Freedom 2000		26 units of a mutual fund				314
*		Fidelity Freedom 2005		15 units of a mutual fund				204
*		Fidelity Freedom 2010		183 units of a mutual fund				2,574
*		Fidelity Freedom 2015		693 units of a mutual fund				9,870

(Continued)

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2013

(a)	(b)	Identity of Issuer, Borrower, Lessor or Similar Party	(c)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)	Cost **	(e)	Current Value
*		Fidelity Freedom 2020		763 units of a mutual fund				11,351
*		Fidelity Freedom 2025		624 units of a mutual fund				9,678
*		Fidelity Freedom 2030		381 units of a mutual fund				6,044
*		Fidelity Freedom 2035		317 units of a mutual fund				5,195
*		Fidelity Freedom 2040		377 units of a mutual fund				6,208
*		Fidelity Freedom 2045		200 units of a mutual fund				3,364
*		Fidelity Freedom 2050		116 units of a mutual fund				1,950
*		Fidelity Freedom 2055		25 units of a mutual fund				299
*		Fidelity Freedom Income		32 units of a mutual fund				388
		Allianz NFJ International Value Fund		59 units of a mutual fund				1,368
		RS Investments Value Fund		27 units of a mutual fund				939
		Non-interest Bearing Cash						12
								242,051
*		Participant loans		Loans with maturities ranging from 1 month to 175 months and interest rates from 5.25% to 10.25%				7,703
								$249,754

*	Denotes party-in-interest.

**	Historical cost information is not required for participant-directed investments.

***	Includes Other Mutual Funds, Other Common Stock, Cash, and Unit Investment Trusts.
(Concluded)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TUCSON ELECTRIC POWER COMPANY 401(k) PLAN
By: Tucson Electric Power Company Pension Committee

By:	/s/ Kevin P. Larson	Date:	June 27, 2014
Kevin P. Larson
Member of Plan Administrative Committee

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm